U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-07567				April 30, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
State Street Navigator Securities Lending Trust
4. Addressof principal executive office: (number, street, city, state, zip code)
One Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Navigator Securities Lending Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each active series within State Street Navigator Securities Lending Trust, hereafter referred to as “the trust”, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2013. Management is responsible for the Trusts’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trusts’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Trusts’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2013 and with respect to agreement of security purchases and sales, for the period from February 28, 2013 (the date of our last examination), through April 30, 2013:

•	For securities which were held by each portfolio as applicable at April 30, 2013, we read the reconciliations of the State Street Bank and Trust Company (“Custodian”) investment securities to the positions held for the Custodian’s account at an omnibus level at the Depository Trust Company. We also independently confirmed each of these securities held by the Depository Trust Company in book entry form at an omnibus level;

•	Confirmation of all domestic and foreign time deposits for each portfolio as applicable at April 30, 2013 with counterparty brokers and banks;

•	Agreed the Custodian’s Eurodollar certificates of deposit positions in aggregate as applicable for each portfolio at April 30, 2013 to the position held in an omnibus account and independently confirmed the positions in the omnibus account with the Fund’s sub-custodian, Deutsche Bank, London Branch;

•	Reconciliation of all such securities to the books and records of each portfolio and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Fund to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trusts’ compliance with specified requirements.

In our opinion, management’s assertion that each active series of the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2013 with respect to securities reflected in the investment account of the those active series within the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

December 17, 2013

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

The undersigned, President and Treasurer of each active series within State Street Navigator Securities Lending Trust; hereafter each referred to as “the Trust”, as members of management of the Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940, as amended (the “1940 Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed, or caused to be performed, an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2013, and from February 28, 2013 through April 30, 2013.

Based on this evaluation, we assert that, to the best of our knowledge, the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the 1940 Act as of April 30, 2013, and from February 28, 2013 through April 30, 2013, with respect to securities and similar investments reflected in the investment account of each portfolio.

State Street Navigator Securities Lending Trust

State Street Navigator Securities Lending Trust

/s/ Ellen M. Needham

President

12/17/2013

State Street Navigator Securities Lending Trust

/s/ Laura F. Dell

Treasurer

12/17/2013